Agreement

THIS AGREEMENT (this “Agreement”) is made and entered into as of October 11, 2010 by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Investor”), China Technology Solar Power Holdings Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), Good Million Investments Limited, a company incorporated under the laws of the British Virgin Islands (“GMIL”) and the sole stockholder of the Company, and Mr. Chiu Tung Ping and Ms. Yuen Hing Lam, the sole stockholders of GMIL (together, the “Stockholders”). The Investor, the Company, GMIL and the Stockholders are collectively referred to herein as the “Parties.” Capitalized terms used herein and not defined herein shall have the meanings given to them in the Stock Purchase Agreement (as defined below).

RECITALS:

WHEREAS, the Parties entered into a Stock Purchase Agreement dated as of October 27, 2009 (the “Stock Purchase Agreement”) pursuant to which, among other things, the Investor agreed to purchase 51% of the Company’s capital stock on a fully diluted basis for consideration consisting of (i) a Cash Advance in the amount of US $3,000,000; (ii) Consideration Shares consisting of shares of Investor Common Stock; and (iii) a Convertible Note with a principal amount equal to US $4,180,000.

WHEREAS, GMIL received the full amount of the Cash Advance from the Investor on October 27, 2009.

WHEREAS, certain of the conditions to the Investor’s obligation to complete the transactions contemplated by the Stock Purchase Agreement set forth in Article 8 of the Stock Purchase Agreement have not been satisfied.

WHEREAS, the Parties desire to terminate the Stock Purchase Agreement in accordance with Article 10 thereof upon the terms set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1

1.1 Termination of Stock Purchase Agreement. Effective as of the date hereof (the “Effective Date”), the Parties hereby terminate the Stock Purchase Agreement pursuant to Section 10.1(a) thereof and upon such termination, except as otherwise specified in this Agreement, the Parties shall be released and discharged from their respective obligations and liabilities under the Stock Purchase Agreement, and none of the Parties shall have any claims (including without limitation any past or existing claims including without limitation, all sums of money, actions proceedings, claims and demand whatsoever which the relevant parties may have against the others for or on account of or in connection with the relevant the Stock Purchase Agreement) against the other Parties, other than in connection with a breach of this Agreement.

1.2 Repayment of Cash Advance. Promptly following execution of this Agreement and in any event no later than December 30, 2010, GMIL shall (and the Company and the Stockholders shall cause GMIL to) repay in full the Cash Advance to the Investor. Such repayment of the Cash Advance shall be made through a wire transfer of immediately available funds to an account designated in writing by the Investor. To the extent that the Investor has exercised its right to convert or exchange any portion of the Cash Advance into the Issuer’s Securities (as defined below) or for any Acquiror Securities (as defined below) in accordance with section 1.4 below, the outstanding amount of the Cash Advance payable by GMIL, the Company or the Stockholders shall be reduced accordingly.

1.3 Personal Guarantee of Mr. Chiu Tung Ping. Effective as of the Effective Date, Mr. Chiu Tung Ping (the “Guarantor”) hereby personally guarantees as principal obligor to the Investor and its successors and assigns all obligations of GMIL, the Company and the Stockholders under this Agreement, including, without limitation, the due and punctual repayment of the Cash Advance, as well as the obligations under Section 1.4 hereunder. The obligation of the Guarantor hereunder shall be unconditional and absolute.

1.4 Right of Conversion or Exchange.

(a) At any time prior to repayment in full of the Cash Advance, in the event that the Company, GMIL or any successor of the Company or GMIL (collectively with the Company and GMIL, an “Issuer”) proposes to undertake an offering (an “Offering”) of its Equity Securities (as defined below), the Investor shall have the right, at the Investor’s option, to convert all or any portion of the Cash Advance into such Issuer’s Equity Securities on the terms and subject to the conditions that other purchasers are offered in connection with such Offering (the “Right of Conversion”). The term “Equity Securities” shall mean (i) any common stock, preferred stock or other equity security, (ii) any security convertible into or exercisable or exchangeable for, with or without consideration, any common stock, preferred stock or other equity security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any common stock, preferred stock or other equity security or (iv) any such warrant or right. If an Issuer proposes to undertake an Offering, it shall give the Investor written notice ( “Offering Notice”) of its intention, describing the Equity Securities, the per share price and the terms and conditions upon which the Issuer proposes to issue the same in the Offering. The Investor shall have a minimum of two (2) business days from the delivery of such Offering Notice to consider to exercise its Right of Conversion to acquire such Equity Securities for the per share price and upon the terms and conditions specified in such Offering Notice by giving written notice to the Issuer and stating therein the quantity of such Equity Securities the Investor elects to acquire. Any Equity Securities acquired by the Investor pursuant to this Section 1.4(a) shall be registered under all applicable securities laws (where relevant) and shall have all rights, preferences and privileges of the Equity Securities issued to any other person in connection with such Offering, including, without limitation, any warrants or other derivative securities. The exercise period of the Right of Conversion shall commence on the Effective Date and end on 30 December 2010. In the event that the Investor does not exercise its Right of Conversion on or before December 30, 2010, GMIL, the Company or the Stockholders shall repay in full the Cash Advance to the Investor pursuant to Section 1.2.

(b) At any time prior to repayment in full of the Cash Advance, in the event that any Equity Securities of the Company or GMIL are sold, converted into or exchanged for (including, without limitation, in a merger or recapitalization transaction) (the “Trade Sale”) Equity Securities (“Acquiror Securities”) of another company, corporation, partnership, limited liability company, entity or other business enterprise ( “Acquiror”), the Investor shall have the right, at the Investor’s option, to exchange all or any portion of the Cash Advance for such Acquiror Securities received by GMIL or the Stockholders on the terms and subject to the conditions that GMIL or the Stockholders are offered in connection with such transaction (the “Right of Exchange”). In connection with any such transaction, GMIL or the Stockholders shall give the Investor written notice thereof (“Exchange Notice”), describing the key terms of the Trade Sale, the particulars of the Acquiror Securities proposed to be transferred to the Investor, the per share price and the terms and conditions that GMIL or the Stockholders are offered in the Trade Sale. The Investor shall have a minimum of ten (10) business days from the delivery of such Exchange Notice to consider the exercise of its Right of Exchange to acquire such Acquiror Securities for the per share price and upon the terms and conditions specified in such Exchange Notice by giving written notice (the “Investor’s Notice”) to GMIL or the Stockholders and stating therein the amount of the Cash Advance that the Investor elects to exchange for the Acquiror Securities. Any Acquiror Securities received by the Investor pursuant to this Section 1.4(b) shall have all rights, preferences and privileges of the Acquiror Securities issued to GMIL or the Stockholders in connection with such transaction, including, without limitation, any warrants or other derivative securities. The exercise period of the Right of Exchange shall commence on the Effective Date and end on 30 December 2010. In the event that the Investor does not exercise its Right of Exchange on or before December 30, 2010, GMIL, the Company or the Stockholders shall repay in full the Cash Advance to the Investor pursuant to Section 1.2.

1.5 Discharge. The Parties agree that the repayment by GMIL of the Cash Advance in accordance with Section 1.2 and/or conversion into the Issuer’s Securities or exchange for the Acquiror Securities in accordance with section 1.4 shall constitute full discharge of the obligations of GMIL, the Company and the Stockholders under this Agreement and the Investor shall not have any claims (including without limitation any past or existing claims including without limitation, all sums of money, actions proceedings, claims and demand whatsoever which the Investor may have against GMIL, the Company and the Stockholders for or on account of or in connection with the Cash Advance) against GMIL, the Company and the Stockholders for or on account of or in connection with the Cash Advance.

ARTICLE 2
GENERAL PROVISIONS

2.1 Public Announcements.

(a) Securities Regulations. Investor may, if required by applicable Law, prepare an announcement relating to this Agreement and the transactions contemplated by this Agreement in accordance with the securities laws of the United States and applicable NASDAQ listing rules. The Parties acknowledge and agree that such announcement may be required to be filed with the SEC under cover of Form 6-K, or otherwise, which announcement may be released to the public by the SEC or NASDAQ.

(b) Other Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement not issued pursuant to Section 2.1(a) will be issued, if at all, at such time and in such manner as Investor determines. No public announcement or communication regarding this Agreement or the transactions contemplated by this Agreement shall be made by the Company, GMIL or any Stockholder without the prior written consent of the Investor, which consent shall not be unreasonably withheld.

2.1A Costs. Each Party shall bear its own costs (including legal and other professional fees) and out of pocket expenses in connection with the preparation, negotiation and execution of this Agreement.

2.2 Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); or (iii) one business day after deposit with an overnight courier service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be

If to the Company, GMIL or any Stockholder:

Room 2612-2613, Block B, Zhongshen Garden

Caitian South Road, Futian District

Shenzhen, China

Attention: Chiu Tung Ping

Telephone: +86 755 8251 4282

Facsimile No.: +86 755 8251 4282

Attention: Mr. Chiu Tung Ping

If to Investor:

China Technology Development Group Corporation

Unit 1010-11, 10/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Hong Kong, China

Telephone: +852-3112-8461

Facsimile: +852-3112-8410

Attention: Alan Li, CEO

E-mail: alan.li@chinactdc.com

with a copy, which shall not constitute notice, to:

Goodwin Procter LLP

Bank of China Tower, 58th Floor

1 Garden Road, Central

Hong Kong

Telephone: +852-3658-5300

Facsimile: +852-2801-5515

Attention: Kyle Wombolt

E-mail: kwombolt@goodwinprocter.com

135 Commonwealth Drive

Menlo Park, CA 94025

Telephone: (650) 752-3100

Facsimile: (650) 853-1038

Attention: William Davisson

E-mail: wdavisson@goodwinprocter.com

2.3 Waiver. The rights and remedies of the Parties are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Parties; (b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

2.4 Entire Agreement and Modification. This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by all Parties.

2.5 Assignments, Successors, and No Third-Party Rights. Neither GMIL nor any Stockholder may assign any of its rights under this Agreement without the prior written consent of the Investor. The Investor may assign its rights under this Agreement to one or more Affiliates. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Except as expressly provided in this Agreement: (a) nothing herein will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; and (b) this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

2.6 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

2.7 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

2.8 Governing Law. This Agreement will be governed by the laws of Hong Kong, without regard to conflicts of laws principles.

2.9 Dispute Resolution. Except as otherwise specifically provided in this Agreement, as otherwise required by a non-waivable provision of applicable Law, or as otherwise agreed by the Investor, any dispute or claim arising out of or in connection with this Agreement shall be resolved exclusively through binding arbitration to be conducted in English and in accordance with the domestic rules of the Hong Kong International Arbitration Centre, and judgment upon an award arising in connection therewith may be entered in any court of competent jurisdiction. Any arbitration, mediation, court action, or other adjudicative proceeding arising out of or relating to this Agreement shall be held in Hong Kong or, if such proceeding cannot be lawfully held in such location, as near thereto as applicable Law permits.

2.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first written above.

INVESTOR

China Technology Development Group Corporation

By: /s/ Alan Li
Name: Alan Li
Title: Director

COMPANY

China Technology Solar Power Holdings Limited

By: /s/ Chiu Tung Ping
Name: Chiu Tung Ping
Title: Director

GMIL

Good Million Investments Limited

By: /s/ Chiu Tung Ping
Name: Chiu Tung Ping
Title: Director

STOCKHOLDERS

/s/ Chiu Tung Ping

Chiu Tung Ping

/s/ Yuen Hing Lan

Yuen Hing Lan